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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 2)*

                             CONTINENTAL AIRLINES, INC.
                                  (Name of Issuer)

                       CLASS A COMMON STOCK, $0.01 PAR VALUE
                           (Title of Class of Securities)

                                     210795209
                                   (CUSIP Number)

                                DOUGLAS M. STEENLAND
                SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           NORTHWEST AIRLINES CORPORATION
                               2700 LONE OAK PARKWAY
                               EAGAN, MINNESOTA 55121
                             TELEPHONE: (612) 727-6500
    (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                   APRIL 24, 1998
              (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                  (Continued on following pages)
Exhibit Index appears on Page A-1.                           Page 1 of 7 pages


--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  210795209
--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Northwest Airlines Corporation (IRS Identification No. 95-4205287)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
     OO; WC (See Item 3)

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [  ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     State of Delaware

--------------------------------------------------------------------------------
                         7.   Sole Voting Power
   NUMBER
                              -0-
 OF SHARES               -------------------------------------------------------
                         8.   Shared Voting Power
BENEFICIALLY
                              9,514,868 shares
 OWNED BY                -------------------------------------------------------
                         9.   Sole Dispositive Power
    EACH
                              -0-
 REPORTING               -------------------------------------------------------
                         10.  Shared Dispositive Power
PERSON WITH
                              9,514,868 shares
                         -------------------------------------------------------

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                                                                               3


--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     9,514,868 shares
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     Class A - 83.3% (1)  (See Item 5)

--------------------------------------------------------------------------------
14   Type of Reporting Person

     CO
--------------------------------------------------------------------------------

(1) Assumes that there are 11,418,932 shares of Issuer Class A Common Stock outstanding.



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          This Amendment No. 2 (this "Amendment") amends and supplements the
Statement on Schedule 13D (the "Schedule 13D") filed on February 4, 1998, as amended by Amendment No. 1 ("Amendment No. 1") filed on March 5, 1998, on behalf of Northwest Airlines Corporation, a Delaware corporation ("Northwest"), relating to the Class A Common Stock, $0.01 par value per share ("Issuer Class A Common Stock"), of Continental Airlines, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

          This Amendment is being filed by Northwest in connection with the exercise, pursuant to the terms of the Investment Agreement, on April 24, 1998, by Air Partners, L.P., a Texas limited partnership (the "Partnership"), of warrants owned by it to purchase 3,039,468 shares of Issuer Class A Common Stock, which exercise was funded by a loan from Northwest to the Partnership in the amount of the aggregate exercise price of the warrants, $28,356,015. Such loan is secured by a pledge of such 3,039,468 shares of Issuer Class A Common Stock.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

          On April 24, 1998, the Partnership exercised the warrants owned by it to purchase 3,039,468 shares of Issuer Class A Common Stock, as more fully described in Item 5(c) herein, for an aggregate exercise price of $28,356,015. Pursuant to the terms of the Investment Agreement, Northwest extended a loan to the Partnership, evidenced by a promissory note, in the principal amount of the aggregate exercise price of the warrants. The cash was funded from Northwest's general working capital.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.


          Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

          (a) Item 5(b) of the Schedule 13D is amended by deleting in its entirety the last sentence under the heading "The Partnership" and replacing it with the following:

          "As of April 24, 1998, the Partnership and the Transferors beneficially own 8,535,868 shares of Issuer Class A Common Stock."



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                                                                               5


          (b) Item 5(c) of the Schedule 13D is amended by adding the following at the end thereof:

          Pursuant to the terms of the Investment Agreement, on April 24, 1998, the Partnership exercised the warrants owned by it to purchase 3,039,468 shares of Issuer Class A Common Stock. The Partnership purchased 2,298,134 shares of Issuer Class A Common Stock at an exercise price of $7.50 per share, and 741,334 shares of Issuer Class A Common Stock at an exercise price of $15.00 per share.

          Since March 2, 1998, except as set forth in this paragraph (c), no transactions were effected in Issuer Class A Common Stock by Northwest, or, to the best of its knowledge, any person listed in Attachment A attached to the Schedule 13D.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

EXERCISE OF THE WARRANTS

          In connection with the exercise of the warrants described in Item 5(c) above, on April 24, 1998, the Partnership received from Northwest, pursuant to the terms of the Investment Agreement, funds in an amount equal to the aggregate exercise price of the warrants. The obligation of the Partnership to repay such loan is evidenced by a promissory note, dated as of April 24, 1998, executed and delivered by the Partnership and payable to Northwest, a copy of which is attached hereto as Exhibit 6. The promissory note is secured by a pledge of the 3,039,468 shares of Issuer Class A Common Stock issued to the Partnership upon exercise of the warrants. A copy of the Pledge Agreement, dated as of April 24, 1998 (the "Pledge Agreement"), between Northwest and the Partnership, is attached hereto as Exhibit 7.

VOTING OF THE ISSUER CLASS A COMMON STOCK

          As described above under "Investment Agreement--Restrictions on the Partnership", Northwest has the right to direct the vote of the shares of Issuer Class A Common Stock held by the Partnership with respect to certain changes to the Issuer's capital structure. At its annual meeting of stockholders to be held on May 21, 1998, the Issuer is seeking the vote of its stockholders with respect to a proposal to approve its 1998 Stock Incentive Plan. Northwest has informed the Issuer that it intends to cause the 5,496,400 shares of Issuer Class A Common Stock held by the Partnership and outstanding on the record date in connection with such annual meeting to be voted with respect to such proposal in the same proportion as the votes cast by other holders of voting securities of the Issuer.

          Except for the promissory note and the Pledge Agreement, and as otherwise referred to or described in this Amendment, Amendment No. 1 and the
Schedule 13D, to the

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                                                                               6

best knowledge of Northwest, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Northwest and any other person, with respect to any securities of the Issuer.


     Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:


Exhibit 6 Promissory Note executed by Air Partners L.P. and payable to Northwest Airlines Corporation, dated as of April 24, 1998.

Exhibit 7 Pledge Agreement between Northwest Airlines Corporation and Air Partners, L.P., dated as of April 24, 1998.









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                                                                               7

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 1998


                                   NORTHWEST AIRLINES CORPORATION



                                   By: /s/ Douglas M. Steenland
                                      ------------------------------------
                                      Douglas M. Steenland
                                      Senior Vice President, General
                                      Counsel and Secretary




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                                    EXHIBIT INDEX

Exhibit No.                        Description
-----------                        -----------

Exhibit 6 Promissory Note executed by Air Partners L.P. and payable to Northwest Airlines Corporation, dated as of April 24, 1998.

Exhibit 7 Pledge Agreement between Northwest Airlines Corporation and Air Partners, L.P., dated as of April 24, 1998.



















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